Exhibit 99.1

Prenetics Announces First Quarter 2022 Financial Results After a Successful Listing on the Nasdaq under the Ticker “PRE.”

LONDON AND HONG KONG, June 6, 2022 – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a global leader in genomic and diagnostic testing, today announced its unaudited financial results for the first quarter ended March 31, 2022. The Company recorded strong operational and financial performance driven by solid diagnostics and genetic testing demand, and is on track to achieve revenue guidance for FY2022.

Highlights

•	Record first quarter revenue of US$92.0 million, up 60.2% year-over-year

•	Loss from operation of US$$0.6 million and record first quarter adjusted EBITDA[1] of US$12.7 million

•	At least US$260 million cash from the successful completion of Nasdaq listing and strong balance sheet with zero debt to support both organic and inorganic growth

•	Significant progress in M&A discussions and geographic expansion

•	Robust product pipeline with ColoClear to launch on June 8th and Circle Snapshot to launch in July 2022

Danny Yeung, CEO & Co-founder of Prenetics, said “We are thrilled to be releasing our first financial results as a publicly listed company on the Nasdaq. While the overall market remains volatile, our focus has always been to deliver. Our results for the first quarter of 2022 provides a very strong momentum for us. In the coming weeks, we will launch ColoClear, a non-invasive stool DNA test for the screening of colorectal cancer and also Circle Snapshot, a patented, painless, push-button at-home blood test with laboratory test results delivered digitally. In addition, we are making significant progress in M&A discussions globally in the area of telehealth and personalized care which we believe will have significant synergies and provide us the tools needed to build out the World’s first end to end health ecosystem.”

First Quarter 2022 Financial Results

Total Revenues

Total revenues were US$92.0 million, representing an increase of 60.2% from the same period in 2021 and 42.2% from the previous quarter. This uplift was mainly driven by strong demand for the Company’s diagnostics and genetic testing services, including contract awards for provision of COVID-19 testing services granted by the Hong Kong government and in the U.K. Prenetics has performed and delivered more than 22 million laboratory and at-home tests globally as of May 2022.

Gross Profit and Gross Margin

Gross profit increased by US$14.1 million, or 64.3%, from US$21.9 million for the three months ended March 31, 2021 to US$36.0 million for the three months ended March 31, 2022. The increase in gross profit was primarily due to the increase in revenue outpacing the increase in direct cost.

Gross margin increased from 38.2% for the three months ended March 31, 2021 to 39.2% for the three months ended March 31, 2022, primarily due to improved cost management in diagnostic testing services.

1 Adjusted EBITDA (non-IFRS) represents (loss)/profit from operations under IFRS before equity-settled share-based payment expenses, depreciation and amortization, other strategic financing, transactional expense and non-operating expense, and finance income, exchange gain or loss. See the section titled “Unaudited Financial Information and Non-IFRS Financial Measures” and the table captioned “Reconciliation of (Loss)/profit from Operations under IFRS and Adjusted EBITDA (Non-IFRS)” for more details.

(Loss)/profit from operations

(Loss)/profit from operations decreased by US$11.5 million, or 105.0%, from profit from operations of US$11.1 million for the three months ended March 31, 2021 to loss from operations of US$0.6 million for the three months ended March 31, 2022. The loss was primarily due to increase of non-cash share-based payment associated with an increase in the equity value of the Company.

Adjusted EBITDA and Adjusted Gross Profit (non-IFRS)

Adjusted EBITDA (non-IFRS) was US$12.7 million for the three months ended March 31, 2022, compared with adjusted EBITDA (non-IFRS) US$12.5 million for the same period in 2021. Adjusted gross profit (non-IFRS)2 was US$36.5 million for the three months ended March 31, 2022, compared with adjusted gross profit (non-IFRS) US$22.1 million for the same period in 2021. The increase was mainly due to increased operating efficiencies and scalability of the business.

Cash Balance

As of March 31, 2022, the Company had cash and cash equivalents of US$34.2 million, compared with US$35.3 million as of December 31, 2021.

About Prenetics

Founded in 2014, Prenetics is a major global diagnostics and genetic testing company with the mission to bring health closer to millions of people globally and decentralize healthcare by making the three pillars — Prevention, Diagnostics and Personalized Care — comprehensive and accessible to anyone, at anytime and anywhere. Prenetics is led by visionary entrepreneur, Danny Yeung, with operations across 9 locations, including United Kingdom, Hong Kong, India, South Africa, and Southeast Asia. Prenetics develops consumer genetic testing and early colorectal cancer screening; provides COVID-19 testing, rapid point of care and at-home diagnostic testing and medical genetic testing. To learn more about Prenetics, visit www.prenetics.com.

Enquires:

Investors:

investors@prenetics.com

Media:

Finsbury Glover Hering
Richard Barton	+852 9301 2056
Harry Florry	+852 9818 2239
Nicolas Mo	+852 6019 9877

Prenetics-HKG@finsbury.com

2 Adjusted gross profit (non-IFRS) represents gross profit before deduction of depreciation and amortization expenses. See the section titled “Unaudited Financial Information and Non-IFRS Financial Measures” and the table captioned “Reconciliation of Gross Profit under IFRS and Adjusted Gross Profit (Non-IFRS)” for more details.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Prenetics, and also contains certain financial forecasts and projections.

All statements other than statements of historical fact contained in this document, including, but not limited to, statements about Prenetics’ future results of operations and financial position, plans for new product development and geographic expansion, objectives of management for future operations, projections of market opportunity and revenue growth, competitive position, and technological and market trends, are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: "may," "will," "could," "would," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue," "ongoing," "target," "seek" or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Prenetics, which involve inherent risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. A number of risks and uncertainties could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: changes in applicable laws or regulations applicable to Prenetics; developments related to the COVID-19 pandemic; the regulatory environment and changes in laws, regulations or policies in which Prenetics operate; Prenetics’ ability to successfully compete in highly competitive industries and markets; Prenetics’ ability to continue to adjust its offerings to meet market demand; Prenetics’ ability to attract customers to choose its products and services and grow its ecosystem; political instability in the jurisdictions in which Prenetics operates; the overall economic environment and general market and economic conditions in the jurisdiction in which Prenetics operates; and Prenetics’ ability to execute its strategies, manage growth and maintain its corporate culture as it grows. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties included in Prenetics’ filings with the U.S. Securities and Exchange Commission (the “SEC”) from time to time.

Forward-looking statements speak only as of the date they are made. Prenetics does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

Website

Prenetics intends to use its website as a distribution channel of material company information. Financial and other important information regarding the Company is routinely posted on and accessible through the Company’s website at https://www.prenetics.com/. Accordingly, we recommend you to monitor the investor relations portion of our website at https://ir.prenetics.com/ in addition to following our press releases, SEC filings, and public conference calls and webcasts. In addition, you may automatically receive email alerts and other information about the Company when you enroll your email address by visiting the “Request Email Alerts” section of our investor relations page at https://ir.prenetics.com/. However, the additional information contained on our website is not part of our SEC filings.

Basis of Presentation

Unaudited Financial Information and Non-IFRS Financial Measures has been provided in the financial statement tables included at the end of this press release. An explanation of these measures is also included below under the heading “Unaudited Financial Information and Non-IFRS Financial Measures.”

Unaudited Financial Information and Non-IFRS Financial Measures

To supplement Prenetics’ consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), the Company is providing non-IFRS measures, Adjusted EBITDA and adjusted gross profit. These non-IFRS financial measures are not based on any standardized methodology prescribed by IFRS and are not necessarily comparable to similarly-titled measures presented by other companies. Management believes these non-IFRS financial measures are useful to investors in evaluating the Company's ongoing operating results and trends.

Management is excluding from some or all of its non-IFRS operating results (1) Equity-settled share-based payment expenses, (2) depreciation and amortization, (3) finance income and exchange gain or loss, and (4) other discretionary items determined by management. These non-IFRS financial measures are limited in value because they exclude certain items that may have a material impact on the reported financial results. Management accounts for this limitation by analyzing results on an IFRS basis as well as a non-IFRS basis and also by providing IFRS measures in the Company's public disclosures.

In addition, other companies, including companies in the same industry, may not use the same non-IFRS measures or may calculate these metrics in a different manner than management or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of these non-IFRS measures as comparative measures. Because of these limitations, the Company's non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the non-IFRS reconciliations provided in the tables captioned “Reconciliation of (Loss)/profit from Operations under IFRS and Adjusted EBITDA (Non-IFRS)” and “Reconciliation of Gross Profit under IFRS and Adjusted Gross Profit (Non-IFRS)” set forth at the end of this document.

PRENETICS GROUP LIMITED and its subsidiaries (“PGL”)

Unaudited condensed consolidated statements of financial position

(Expressed in United States dollars unless otherwise indicated)

	March 31,	December 31,
	2022	2021
	US$	US$
Assets
Property, plant and equipment	13,889,642	13,037,192
Intangible assets	23,866,729	23,826,282
Goodwill	3,841,604	3,978,065
Deferred tax assets	82,387	79,702
Other non-current assets	637,816	693,548
Non-current assets	42,318,178	41,614,789
Inventories	15,684,851	6,829,226
Trade receivables	59,248,964	47,041,538
Deposits and prepayments	7,735,135	7,406,197
Other receivables	427,419	411,559
Amounts due from related companies	9,670	9,060
Financial assets at fair value through profit or loss	9,906,000	9,906,000
Cash and cash equivalents	34,246,918	35,288,952
Current assets	127,258,957	106,892,532
Total assets	169,577,135	148,507,321

Liabilities
Deferred tax liabilities	740,057	659,498
Preference shares liabilities	517,102,888	486,404,770
Lease liabilities	3,242,210	3,600,232
Non-current liabilities	521,085,155	490,664,500
Trade payables	14,216,664	9,979,726
Accrued expenses and other current liabilities	31,374,348	36,280,298
Contract liabilities	11,548,746	9,587,245
Lease liabilities	1,503,240	1,666,978
Bank loans	12,076,364	-
Tax payable	2,807,049	1,223,487
Current liabilities	73,526,411	58,737,734
Total liabilities	594,611,566	549,402,234

Equity
Share capital	1,493	1,493
Reserves	(424,950,903)	(400,811,431)
Total equity deficiency to equity shareholders of the Company	(424,949,410)	(400,809,938)
Non-controlling interests	(85,021)	(84,975)
Total equity deficiency	(425,034,431)	(400,894,913)
Total equity and liabilities	169,577,135	148,507,321

PRENETICS GROUP LIMITED and its subsidiaries

Unaudited condensed consolidated statements of profit or loss and other comprehensive income

(Expressed in United States dollars unless otherwise indicated, except for share)

	For the three months ended
	March 31,	December 31,	March 31,
	2022	2021	2021
	US$	US$	US$
Revenue	92,044,049	64,716,261	57,454,154
Direct costs	(56,006,216)	(40,950,808)	(35,519,012)
Gross profit	36,037,833	23,765,453	21,935,142
Other income and other net (losses)/gains	(29,011)	(60,357)	551,041
Share of loss of a joint venture	-	-	(120,873)
Selling and distribution expenses	(5,283,146)	(10,356,487)	(2,354,496)
Research and development expenses	(3,821,490)	(5,459,872)	(1,293,175)
Administrative and other operating expenses	(27,454,847)	(38,641,860)	(7,661,198)
(Loss)/profit from operations	(550,661)	(30,753,123)	11,056,441
Finance costs	(2,491,796)	(2,462,779)	(35,087)
Fair value loss on convertible securities	-	-	(7,266,092)
Fair value loss on preference shares liabilities	(28,276,001)	(53,513,591)	-
Fair value loss on financial assets at fair value through profit or loss	-	(94,000)	-
Loss on disposal of a subsidiary	-	(292,132)	-
(Loss)/profit before taxation	(31,318,458)	(87,115,625)	3,755,262
Income tax (expense)/credit	(1,667,438)	1,372,620	(1,840,688)
(Loss)/profit for the period	(32,985,896)	(85,743,005)	1,914,574

Other comprehensive income for the period
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of:
– financial statements of subsidiaries and a joint venture outside Hong Kong	(530,738)	1,266,712	(3,275)
Total comprehensive income for the period	(33,516,634)	(84,476,293)	1,911,299

(Loss)/profit attributable to:
Equity shareholders of PGL	(32,985,850)	(85,742,978)	1,917,019
Non-controlling interests	(46)	(27)	(2,445)
	(32,985,896)	(85,743,005)	1,914,574

Total comprehensive income attributable to:
Equity shareholders of PGL	(33,516,588)	(84,476,266)	1,913,744
Non-controlling interests	(46)	(27)	(2,445)
	(33,516,634)	(84,476,293)	1,911,299

	For the three months ended
	March 31,	December 31,	March 31,
	2022	2021	2021
	US$	US$	US$
(Loss)/earnings per share
Basic (loss)/earnings per share	(2.21)	(5.87)	0.13
Diluted (loss)/earnings per share	(2.21)	(5.87)	0.04

Weighted average number of common shares:
Basic	14,932,033	14,596,997	14,543,817
Diluted	14,932,033	14,596,997	49,635,951

PRENETICS GROUP LIMITED and its subsidiaries

Unaudited Financial Information and Non-IFRS Financial Measures

(Expressed in United States dollars unless otherwise indicated)

Reconciliation of (Loss)/profit from Operations under IFRS and Adjusted EBITDA (Non-IFRS)

	For the three months ended
	March 31,	December 31,	March 31,
	2022	2021	2021
	US$	US$	US$
(Loss)/profit from operations under IFRS	(550,661)	(30,753,123)	11,056,441
Equity-settled share-based payment expenses	9,377,115	9,519,883	246,697
Depreciation and amortization	2,155,295	3,001,225	1,127,825
Other strategic financing, transactional expense and non-operating expense	1,695,185	12,286,488	502,684
Finance income, exchange gain or loss, net	31,772	44,793	(397,335)
Adjusted EBITDA (Non-IFRS)	12,708,706	(5,900,734)	12,536,312

Reconciliation of Gross Profit under IFRS and Adjusted Gross Profit (Non-IFRS)

	For the three months ended
	March 31,	December 31,	March 31,
	2022	2021	2021
	US$	US$	US$
Gross profit under IFRS	36,037,833	23,765,453	21,935,142
Depreciation and amortization	417,619	380,264	205,392
Adjusted gross profit (Non-IFRS)	36,455,452	24,145,717	22,140,534